Exhibit 12

Boise Cascade Holdings, L.L.C.

Ratio of Earnings to Fixed Charges

	Boise		Predecessor
	Year Ended December 31,	October 29 (inception) through December 31,	January 1 through October 28,	Year Ended December 31
	2005	2004	2004	2003	2002	2001
	(thousands, except ratios)

Interest costs	$166,344	$22,182	$75,219	$95,320	$96,853	$94,856
Interest factor related to noncapitalized leases (a)	2,338	499	2,438	2,445	2,415	2,458
Total fixed charges	$168,682	$22,681	$77,657	$97,765	$99,268	$97,314

Income (loss) before income taxes and cumulative effect of accounting changes	$119,278	$25,031	$116,817	$(79,691)	$(106,154)	$(136,568)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions	—	—	(6,308)	(8,716)	1,454	2,806
Total fixed charges	168,682	22,681	77,657	97,765	99,268	97,314
Total earnings (losses) before fixed charges	$287,960	$47,712	$188,166	$9,358	$(5,432)	$(36,448)

Ratio of earnings to fixed charges	1.71	2.10	2.42	—	—	—

Excess of fixed charges over earnings before fixed charges	—	—	—	88,407	104,700	133,762

(a)   Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.